Exhibit 1.01

Eni SpA

Conflict Minerals Report

for the reporting period from

January 1 to December 31, 2022

Introduction

Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 thereunder (collectively, the “Conflict Mineral Rules”) require certain disclosures concerning supply sources for conflict minerals –consisting of gold, tin, tungsten, or tantalum – that may be necessary to the manufacture or functionality of a company’s products.

No conflict mineral is intentionally added to, or serves as a functional component of, products sold by Eni. However, the manufacturing process for certain of Eni’s refined petroleum products (“Covered Products”) at Eni’s Refining & Marketing segment utilizes catalysts which include tin or tungsten compounds as active ingredients. Depending on the type of catalysis process used, trace amounts of such minerals (“Necessary Covered Minerals”) may exist in some of our finished products, because, although catalysts are washed out in the production process there is no de minimis standard under the SEC Conflict Minerals Rules. The refinery catalysts containing Necessary Covered Minerals are procured from third party suppliers.

With respect to calendar year ended December 31, 2022, we have performed a Reasonable Country of Origin Inquiry (“RCOI”) with our suppliers of catalysts using the latest version of the Conflict Minerals Reporting Template “CMRT” questionnaire of the Responsible Minerals Initiative (RMI). Such inquiry was reasonably designed to determine whether any of the Necessary Covered Minerals originated in the Democratic Republic of the Congo or any adjoining country (the “Covered Countries”) or are from recycled or scrap sources. We have filed this Conflict Minerals Report because, as of the filing date, based on the results of the RCOI, we were unable to determine the mines or the smelters or refiners (SORs) where the Necessary Covered Minerals were sourced. We also have reason to believe it is possible that some Necessary Conflict Minerals supplied to us may have originated in the Covered Countries. Accordingly, we conducted further due diligence on the source and chain of custody of the Necessary Conflict Minerals contained in the catalysts provided by the suppliers in scope.

Finally, as a “downstream” company, we do not have any direct relationship with SORs or mines, therefore, we rely on our direct suppliers of catalysts to obtain information about the SORs as well as the mines where those Necessary Conflict Minerals were mined, processed, or sourced.

Based on our RCOI and due diligence measures described herein, with respect to the year ended December 31, 2022, Eni does not have sufficient validated information from its suppliers to determine all the smelters or other facilities used to process, the country of origin and the mine or location of origin of the Necessary Covered Minerals used in the refinery catalysts supplied to us, including whether such Necessary Covered Minerals originated in the “Covered Countries”.

 Part I – Design and execution of Due diligence

Eni carried out due diligence on the source and chain of custody of the Necessary Covered Minerals that are necessary to the manufacturing of our Covered Products. We acknowledge the due diligence framework as set forth in the internationally recognized Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of the Organization for Economic Cooperation and Development (“OECD Framework”) and we are designing and implementing our due diligence measures accordingly.

Eni’s due diligence efforts for 2022 included the following five steps:

  Step 1: Establish company management systems;
  Step 2: Identify and assess risks in the supply chain;
  Step 3: Design and implement a strategy to respond to identified risks;
  Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain;
  Step 5: Report on supply chain due diligence.

Due Diligence Performed

Step 1: Establish company management systems

☐  Conflict minerals project team

We have established a cross functional conflict minerals project team to perform the Conflict Minerals compliance program and fulfill the relevant reporting obligations. The compliance program has been approved by the Company’s top management. Our only business segment involved in the program has also established a team responsible for conducting, supervising, and coordinating all relevant activities at divisional level and reporting to a compliance team set at Group level, who oversees the activity, informs the Group’s top management about the results of the activities performed and prepares the report to comply with the US SEC reporting obligations. We have adopted internal Group-level procedures and rules to raise awareness about our intention to establish a responsible supply chain.

☐   Conflict minerals policy

We have established and periodically updated a policy with respect to the sourcing of minerals from the Covered Countries and published this Group policy at our website at https://www.eni.com/assets/documents/Eni-position-on-conflict-minerals.pdf.

In this policy we confirm our commitment to corporate sustainability and respecting and promoting human rights in our operations and set our expectations that our Business Partners conform to those standards.

☐   Suppliers’ engagement

Eni has in place guidelines, procedures and standard contractual terms and conditions that, among other things, require compliance with human rights as a prerequisite for doing business with Eni and with the Eni Code of Ethics as contractual obligations towards Eni. Our standard contractual terms and conditions regarding the supply of products that contain or may contain Necessary Covered Minerals include clauses regarding responsible sourcing. Our suppliers are required to maintain procedures reasonably designed to ensure that any Necessary Covered Minerals sold to Eni are sourced in accordance with the principle of a responsible supply chain and are required to promptly notify us in case of any breaches of this requirement. No such notifications have been received so far.

☐   Grievance mechanism

Eni has established a procedure for reporting any violation of our guidelines on the respect of human rights and/or other part of our compliance program via a whistle blowing mechanism whereby alleged violations can be reported to Eni via existing grievance channels for ethics or compliance violations.

Step 2 and Step 3: Identify, assess, and design and implement a strategy to address risks in the supply chain

To identify, assess and respond to risks in the supply chain, we undertook the following measures:

☐  We conducted a good faith RCOI of our supply chain, which we believe is reasonably designed to assess whether the Necessary Covered Minerals used in the production process of the Covered Products may have originated from any Covered Countries or were from recycled or scrap sources. We directed and coordinated the execution of the RCOI at Group level. Our Refining & Marketing segment performed a risk-based analysis to identify the suppliers to be included within the scope of the RCOI. This analysis was focused on our suppliers of refinery catalysts to identify those presenting the highest risk of providing us with Necessary Covered Minerals. All these suppliers were inquired about the characteristics and mineral content of the catalysts they supplied to us. Based on this review, we determined that four suppliers provided us with the catalysts that were necessary to the manufacturing process of our Covered Products, containing Necessary Covered Minerals (tin or tungsten) during the year ended December 31, 2022. Those suppliers were surveyed based on the CMRT questionnaire developed by the RMI to gather information about their respective supply chains of the Necessary Covered Minerals. The questionnaire returned by the inquired suppliers were reviewed both at segment level and by the compliance team set at Group level to assess completeness and reliability of responses and to identify risk areas.

Two suppliers were affiliated to US listed companies and informed us that they have established conflict minerals programs and policies and have performed due diligence of their respective supply chains. Both the two remaining non-US based suppliers informed us that they have established a policy for the responsible sourcing of conflict minerals and  have performed due diligence of their respective supply chains.

☐  The surveyed suppliers provided us with complete information about the SORs where they sourced their Necessary Covered Minerals, including whether any of the indicated SORs are included in the list of SORs certified as conformant to the relevant Responsible Minerals Assurance Process (“RMAP”) standards of the RMI. We have no reasons to believe the responses to be inaccurate. Three of the in-scope suppliers represented to us they have sourced the Necessary Conflict Minerals supplied to us at SORs conformant to the RMAP standards of the RMI. We checked the SORs indicated by the suppliers against the list of conformant smelters held by the RMI. We acknowledged that a supplier, notwithstanding it had identified all SORs where the conflict minerals were sourced, was still in the process of completing the tracing of its supply chain and as such was unable to determine all the countries of origin and mines where all the Necessary Covered Minerals supplied to us were sourced.

☐  Our executive management team in charge of the conflict minerals program was informed of the nature and overall risk of suppliers’ responses received. Management reporting materials were prepared summarizing the results of the risk assessment process.

☐  We have a risk management plan to address concerns that a supplier may be providing to Eni catalysts that contain Necessary Covered Minerals sourced from the Covered Countries. If a supplier indicates that it may have sourced Necessary Covered Minerals from the Covered Countries, we follow up with the supplier to gather more information, including the basis for the information provided and other information regarding the sourcing country and SORs or mines. Identified risks are reported to the Group Compliance Department, which determines appropriate follow-up actions, if any, to mitigate risks. In 2022, there have been no instances of identified high risk issues in the supply chain that required follow-up actions to be considered.

Step 4: Carry out independent third-party audit at identified points in the supply chain

Eni relies on the RMI’s RMAP, formerly the Conflict-Free Smelter Program, to perform third-party audits of SORs. We compared the SORs identified by our suppliers to the list of SORs certified as “compliant” or the equivalent by the RMI.

Step 5: Report on supply chain due diligence

In accordance with OECD Guidance and Form SD requirements, this report and the related Form SD are posted to our website at https://www.eni.com/en-IT/just-transition/respect-for-human-rights.html.

Part II - Due diligence results and follow-up

As a downstream consumer of Necessary Covered Minerals, we rely on our suppliers’ statements and representations to gather information about the countries of origin of the Necessary Covered Minerals utilized in our production processes, the SORs where they were processed and the mines where they were sourced. The Questionnaire sent to inquired suppliers requests that they provide us with information on (a) the SORs that were used to supply Necessary Covered Minerals utilized in the manufacturing process of the Covered Products, (b) whether Necessary Covered Minerals originates from the Covered Countries, and (c) the mine or location of origin of Necessary Covered Minerals used in the Covered Products.

Based on the due diligence results, at this stage, we can conclude that all our suppliers of Necessary Covered Minerals are fully engaged in tracing their respective supply chains and that based on their responses to our inquiries, we were able to identify all SORs that were part of the supply chain of the Necessary Covered Minerals that we used in the manufacturing process of our Covered Products during the year ended December 31, 2022. A large part of the identified SORs is included in the list of the of SORs certified as conformant to the RMAP standards of the RMI. However, the suppliers in scope did not provide us with conclusive information about the country, the SORs or the mines of origin of the Necessary Covered Minerals provided to us, because they have yet to identify all the countries of origin of the Necessary Covered Minerals utilized in the products supplied to us. Accordingly, as of the year ended December 31, 2022, Eni does not have sufficient validated information from its suppliers to determine the SORs, and the specific countries and the mines of origin of the Necessary Covered Minerals supplied to us for use in the manufacturing process of our Covered Products.

Continuous improvement efforts to mitigate risks

We intend to take the following steps to improve the supplier responses and efforts in the future and to mitigate any risk that the Necessary Covered Minerals used in our products may benefit armed groups:

☐	to continue to work closely with our suppliers to obtain the necessary validated information on the origin of the Necessary Covered Minerals contained in the products sold to Eni, which we expect will become available as more of our suppliers receive the necessary information from their respective upstream suppliers and an increasing number of SORs become compliant with the RMAP of the RMI;

☐	to work with suppliers who provided responses containing red flags by helping them understand the importance of this initiative to Eni. We will also evaluate disengaging consistently reticent and non-collaborative suppliers;

☐	to continue to raise awareness both internally and with our high-risk suppliers about Eni’s commitment to fully trace the entire supply chain back to the countries of origin, the smelters, refiners, and mines where our Necessary Covered Minerals are sourced;

☐	to continue to support responsible in-region mineral sourcing from the Covered Countries to not negatively affect the economies of such countries;

☐	to reiterate assessment process of our product portfolio and suppliers to obtain a comprehensive map of Eni’s areas of risks.

Independent audit

In accordance with the guidance set forth in the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017, Eni has not obtained an independent private sector audit of its due diligence process.

Safe harbor statement

Certain disclosures contained herein contain forward-looking statements regarding future events and the future results of Eni that are based on current expectations, plans, forecasts, and projections about Eni’s future due diligence steps and procedures. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", "evaluates" variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the SEC.